Legal Graffiti Inc.



ANNUAL REPORT

1 STUYVESANT OVAL

New York, NY 10009

(518) 852-2623

https://legal-graffiti.com/

This Annual Report is dated April 25, 2023.

BUSINESS

Legal Graffiti Inc. (or "the Company") is an augmented reality culture platform that lets you place and discover content anywhere in the world. Specifically, it is a mobile app and website.

We have already created the beta on iOS and Android and have professional artists experimenting with the app in NYC.

Through Legal Graffiti, everyone will have a way to share & discover culture while walking around, or virtually on their phones or computers. Using the app you can view posts while walking around in augmented reality, and on the app and website you can view posts virtually anywhere in the world based on their location.

We are creating an Artists' Economy of (1) themes (custom maps) and (2) a art marketplace with some of the freshest art out there. After our initial raise and gaining at least a million users, we will do a second round that will be used to build out our revenue streams. Custom themes can be built using our main software Unity and will be straightforward and the NFT marketplace will be more complex, built on a unity platform and will allow users to sell their artwork through Legal Graffiti using credit card payments.

Legal Graffiti is currently pre-revenue, and once officially launched, will have a three-pronged business model. Our first means to generate revenue will come through business partnerships

and curated artist relationships. Secondly, artists will be able to sell paid themes (custom maps) from which we will take a percentage. Our last revenue driver will be our artwork marketplace where Legal Graffiti takes a 10% commission from each sale.

Corporate History

The Company was initially organized as Legal Graffiti, LLC, a New York limited liability company on December 2, 2019. The Company dissolved that entity to incorporate as a Delaware corporation on May 6, 2020.

Intellectual Property

The Company has filed one trademark application ("Legal Graffiti").

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $127,500.00

Number of Securities Sold: 220,000

Use of proceeds: Development

Date: December 31, 2021

Offering exemption relied upon: Friends & Family

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

How long can the business operate without revenue:

We cannot operate the business without revenue generation. I'm currently bootstrapping the company. After next raise, we will have a 2-year runway. This raise will cover adding features to

the app, load testing, backend development, and website development to align with the app. It will also cover content curation and PR.

Foreseeable major expenses based on projections:

The major expenses will be the development of the app and website. We will be adding features and getting ready to handle millions of users. We will also be working on curation and having artists place media in cities all over the world so that when we go live to the world, there is already a ton of high-quality content. Other expenses include PR for when we launch and salaries for after we do our seed raise.

Future operational challenges:

At first, all employees will be contractors. After we get to a few million users, the Company foresees raising another round and hiring employees full time and creating a full-time team. Going from a monthly accounting service to having a full-time CFO. Building an art marketplace and paid themes is complex and will require lots of development time, but we know we can do it.

Future challenges related to capital resources:

Generating operational revenue starting in end of 2023 when we get to a few million users, we will have to raise another round. We believe that we can generate early, moderate revenue streams through paid themes and the sales of artwork that will grow as our user base grows. That will allow us to accelerate and enhance app and website development and generate revenue.

Future milestones and events:

The release of the Legal Graffiti app from beta to fully operational will be the key milestone, one which we are ramping up to complete by the end of 2023 with a raise of seed capital. After we have launched and have gotten to a few million users, the Company foresees raising a second round that will allow us to hire employees full time and build in revenue streams to the platform that will start generating revenue as soon as they are built and will increase as our user base grows.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $12,998.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Harry Bucciferro

Amount Owed: $49,000.00

Interest Rate: 0.0%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Cara Bucciferro

Cara Bucciferro's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, CEO, President, and Director

Dates of Service: December, 2019 - Present

Responsibilities: Creative direction, project management, design, operations. No salary. She currently holds 59% of equity in the company.

Other business experience in the past three years:

Employer: Victoria's Secret

Title: Web Designer (Freelance)

Dates of Service: March, 2018 - March, 2020

Responsibilities: Web design.

Other business experience in the past three years:

Employer: Bed Bath & Beyond

Title: Senior Creative (Freelance)

Dates of Service: October, 2020 - February, 2021

Responsibilities: Develop and design new brands within the company.

Other business experience in the past three years:

Employer: Walmart Connect

Title: Art Director (Freelance)

Dates of Service: August, 2021 - January, 2022

Responsibilities: Art director of digital content.

Other business experience in the past three years:

Employer: Sorel (Columbia Sportswear)

Title: Senior Designer (Freelance)

Dates of Service: February, 2022 - Present

Responsibilities: Website design.

Employer: Razorfish

Title: Design Director (Freelance)

Dates of Service: July, 2022 - Present

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Cara Bucciferro

Amount and nature of Beneficial ownership: 780,000

Percent of class: 59

RELATED PARTY TRANSACTIONS

Name of Entity: Harry Bucciferro

Relationship to Company: Family member

Nature / amount of interest in the transaction: On February 7, 2021, the Company entered into a promissory note agreement with Harry Bucciferro, a major stockholder's father.

Material Terms: The current amount owed is $49,000. The note bears no interest rate.

OUR SECURITIES

Common Stock

The amount of security authorized is 2,000,000 with a total of 1,313,585 outstanding.

Voting Rights

1 vote per share.

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or

"Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we

need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and

marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Legal Graffiti Inc. was formed on May 6, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Legal Graffiti Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Legal Graffiti is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Legal Graffiti Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Legal Graffiti Inc. could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 25, 2023.

Legal Graffiti Inc.

By   /s/ *Cara Bucciferro*

     Name: Legal Graffiti Inc.

     Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Legal Graffiti Inc.
Balance Sheet
As of December 31, 2021

	Total			
ASSETS				
Fixed Assets				
Digital Assets	72,227.00			
Total Fixed Assets	$ 72,227.00			
TOTAL ASSETS	$ 72,227.00			
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Other Current Liabilities				
Shareholder Note Payable	37,500.00			
Total Other Current Liabilities	$ 37,500.00			
Total Current Liabilities	$ 37,500.00			
Total Liabilities	$ 37,500.00			
Equity				
Capital Stock				
Common Stock	127,500.00			
Total Capital Stock	$ 127,500.00			
Retained Earnings				
Shareholders Distribution	-64,517.00			
Net Income	-28,256.00			
Total Equity	$ 34,727.00			
TOTAL LIABILITIES AND EQUITY	$ 72,227.00			

Thursday, Mar 23, 2023 03:28:59 PM GMT-7 - Accrual Basis

Legal Graffiti Inc.
Profit and Loss
January - December 2021

	Total			
Income				
Total Income				
Gross Profit	**$ 0.00**			
Expenses				
Commissions & Fees				
Accounting & Tax Fees	1,125.00			
Bank Fees & Charges	205.00			
Legal Fees	1,478.00			
Total Commissions & Fees	**$ 2,808.00**			
Office Expenses				
Dues & Subscriptions	3,912.00			
Postage & Delivery	47.00			
Total Office Expenses	**$ 3,959.00**			
Rent Expenses	19,292.00			
Sales & Promotion				
Marketing & Promotions	1,707.00			
Total Sales & Promotion	**$ 1,707.00**			
Taxes & Licenses				
Licences & Permits	490.00			
Total Taxes & Licenses	**$ 490.00**			
Total Expenses	**$ 28,256.00**			
Net Operating Income	**-$ 28,256.00**			
Net Income	**-$ 28,256.00**			

Thursday, Mar 23, 2023 03:25:22 PM GMT-7 - Accrual Basis

Legal Graffiti Inc.
Balance Sheet
As of December 31, 2022

	Total			
ASSETS				
Current Assets				
Bank Accounts				
Capital One Checking - 1634	12,998.33			
Capital One Savings - 8412	0.05			
Total Bank Accounts	$ 12,998.38			
Total Current Assets	$ 12,998.38			
Fixed Assets				
Digital Assets	72,227.00			
Total Fixed Assets	$ 72,227.00			
TOTAL ASSETS	$ 85,225.38			
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Other Current Liabilities				
Shareholder Note Payable	73,504.86			
Total Other Current Liabilities	$ 73,504.86			
Total Current Liabilities	$ 73,504.86			
Total Liabilities	$ 73,504.86			
Equity				
Capital Stock				
Common Stock	183,400.00			
Total Capital Stock	$ 183,400.00			
Retained Earnings	-28,255.37			
Shareholders Distribution	-64,517.00			
Net Income	-78,907.11			
Total Equity	$ 11,720.52			
TOTAL LIABILITIES AND EQUITY	$ 85,225.38			

	Legal Graffiti Inc.		
	Profit and Loss		
	January - December 2022		
	Total		
Income			
Total Income			
Gross Profit	$ 0.00		
Expenses			
Commissions & Fees			
Other Prof. & Consulting/Outside Services	24,285.00		
Legal Fees	7,167.00		
Accounting & Tax Fees	1,188.00		
Bank Fees & Charges	180.25		
Total Commissions & Fees	$ 32,820.25		
Sales & Promotion			
Marketing & Promotions	18,435.00		
Advertising	1,700.00		
Total Sales & Promotion	$ 20,135.00		
Rent Expenses			
Office Rent	18,000.00		
Total Rent Expenses	$ 18,000.00		
Taxes & Licenses	1,175.00		
Licences & Permits	1,424.00		
Total Taxes & Licenses	$ 2,599.00		
Office Expenses			
Dues & Subscriptions	2,300.86		
Office Supplies	33.00		
Total Office Expenses	$ 2,333.86		
Telephone & Other Communication Expenses			
Cell Phone Expenses	2,220.00		
Total Telephone & Other Communication Expenses	$ 2,220.00		
Human Resources Expense			
Professional Development/Continuing Education	799.00		
Total Human Resources Expense	$ 799.00		
Total Expenses	$ 78,907.11		
Net Loss	-$ 78,907.11		
Thursday, Mar 23, 2023 02:51:02 PM GMT-7 - Accrual Basis			

1

Legal Graffiti Inc.
Balance Sheet
As of December 31, 2022

	Total			
	As of Dec 31, 2022	As of Dec 31, 2021		
ASSETS				
Current Assets				
Bank Accounts				
Capital One Checking - 1634	12,998			
Capital One Savings - 8412	0			
Total Bank Accounts	**12,998**	**-**		
Total Current Assets	**12,998**	**-**		
Fixed Assets				
Digital Assets	72,227	72,227		
Total Fixed Assets	**72,227**	**72,227**		
TOTAL ASSETS	**85,225**	**72,227**		
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Other Current Liabilities				
Shareholder Note Payable	73,505	37,500		
Total Other Current Liabilities	**73,505**	**37,500**		
Total Current Liabilities	**73,505**	**37,500**		
Total Liabilities	**73,505**	**37,500**		
Equity				
Capital Stock				
Common Stock	183,400	127,500		
Total Capital Stock	**183,400**	**127,500**		
Retained Earnings	(28,255)			
Shareholders Distribution	(64,517)	(64,517)		
Net Income (Loss)	(78,907)	(28,256)		
Total Equity	**11,721**	**34,727**		
TOTAL LIABILITIES AND EQUITY	**85,225**	**72,227**		

Legal Graffiti Inc.
Profit and Loss
For the year 2022 and 2021

	Total		
	Jan - Dec 2022	Jan - Dec 2021	
Income			
Total Income			
Gross Profit	-	-	
Expenses			
Commissions & Fees			
Other Prof. & Consulting/Outside Services	24,285		
Legal Fees	7,167	1,478	
Accounting & Tax Fees	1,188	1,125	
Bank Fees & Charges	180	205	
Total Commissions & Fees	**32,820**	**2,808**	
Sales & Promotion			
Marketing & Promotions	18,435	1,707	
Advertising	1,700		
Total Sales & Promotion	**20,135**	**1,707**	
Rent Expenses		19,292	
Office Rent	18,000		
Total Rent Expenses	**18,000**	**19,292**	
Taxes & Licenses	1,175		
Licences & Permits	1,424	490	
Total Taxes & Licenses	**2,599**	**490**	
Office Expenses			
Dues & Subscriptions	2,301	3,912	
Office Supplies	33		
Postage & Delivery		47	
Total Office Expenses	**2,334**	**3,959**	
Telephone & Other Communication Expenses			
Cell Phone Expenses	2,220		
Total Telephone & Other Communication Expenses	**2,220**	**-**	
Human Resources Expense			
Professional Development/Continuing Education	799		
Total Human Resources Expense	**799**	**-**	
Total Expenses	**78,907**	**28,256**	
Net Operating Income (Loss)	**(78,907)**	**(28,256)**	
Net Income (Loss)	**(78,907)**	**(28,256)**	

	Legal Graffiti Inc.	
	Statement of Cash Flows	
	January - December 2022	
	Total	
OPERATING ACTIVITIES		
Net Income (Loss)	(78,907)	
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Shareholder Note Payable	36,005	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**36,005**	
Net cash provided by operating activities	**(42,902)**	
FINANCING ACTIVITIES		
Capital Stock:Common Stock	55,900	
Net cash provided by financing activities	**55,900**	
Net cash increase for period	**12,998**	
Cash at end of period	**12,998**	

Legal Graffiti Inc.

Statement of Changes in Shareholders' Equity

For the Year Ended December 31, 2022

	2022	**2021**		
Beginning Balance	34,727	-		
Invested Capital	55,900	127,500		
Distributions to Shareholder	-	(64,517)		
Net Income (Loss)	(78,907)	(28,256)		
Ending Balance	11,721	34,727		

1

I, ___Cara Bucciferro_____ (Print Name), the _____CEO_____(Principal Executive Officers) of ___Legal Graffiti Inc._____(Company Name), hereby certify that the financial statements of _____Legal Graffiti Inc._____ (Company Name) and notes thereto for the periods ending _____2022_____ (first Fiscal Year End of Review) and _____2021_____ _____(second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year [2022] the amounts reported on our tax returns were total income of $__0_____; taxable income of $_____-78,907_____ and total tax of $_508____.

If the company has not filed tax returns please replace above sentence with options below and then include the information for the previous year if applicable:

[Company] has not yet filed its federal tax return for [year]."

If the company is a brand new company please replace above sentence with:

"[Company] was not in existence for the previous tax year."

If neither of these apply, please delete these additional instructions

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the _4/24/2023__ (Date of Execution).

_____Cara Bucciferro_____ (Signature)

_____CEO, Legal Graffiti Inc._____ (Title)

_____4/24/2023_____ (Date)

CERTIFICATION

I, Cara Bucciferro, Principal Executive Officer of Legal Graffiti Inc., hereby certify that the financial statements of Legal Graffiti Inc. included in this Report are true and complete in all material respects.

Cara Bucciferro

CEO